Exhibit 4.3

Summary of Free Share Plans

Free Shares (actions gratuites) are allotted for free to holders at an issuance price equal to the par value as set forth in the by-laws (€0.01). The issuance of the Free Shares will occur automatically at the end of the vesting period, by way of a capital increase, which will be realized by debiting the unavailable reserve (réserve non disponible) established for this matter.

Administration. Pursuant to delegations granted at our annual meeting, our board of directors determines the recipients, dates of grant and final allotment of free shares, the number of free shares to be granted and the terms and conditions of the free shares, including their acquisition period.

Underlying shares. Each Free Share gives the right to one (1) ordinary share.

Allocation. Our Free Shares are generally granted to executive officers, directors, employees or consultants of our company. Free Shares 2022 may only be transferred one year after vesting and subject to exceptions provided for below.

Standard terms. The final allotment of our Free Shares will occur as follows:

(a) Subject to vesting, the Free Shares 2021-1 and Free Shares 2021 bis will be allotted as follows:

(i)  50% of the Free Shares 2021-1 and Free Shares 2021 bis will be allocated subject to a condition of presence; and

(ii) 50% of the Free Shares 2021-1 and Free Shares 2021 bis will be allocated subject to (a) a condition of presence and (b) the achievement of certain conditions.

(b) Subject to vesting, the Free Shares 2022 will ultimately be allotted subject to a condition of presence.

If a holder deceases during the vesting period, heirs may ask for the final allotment of the shares within six (6) months of the holder’s death. In the case of a disabled holder, the shares will be immediately allotted to such holder before the expiration of the Acquisition Period under the conditions described in paragraph 6 of Article L.225-197-1 of the French Commercial Code and will be transferable. If a non-US holder retires during the vesting period, subject to some additional conditions, the holder will be allotted shares on a daily and pro rata temporis basis.

If a change of control event occurs before the first anniversary of the grant date, (a) a non-US holder will have the choice between (i) refusing the Free Shares 2022 in exchange for a lump sum and (ii) the final allotment of the Free Shares 2022 on the date of the change of control event and have the option to enter into a liquidity agreement for the total number of the shares after the expiration of the vesting period and (b) a US holder will need to refuse the Free Shares 2022 in exchange for a lump sum.

Vesting period. The vesting period of our Free Shares is defined as follows:

Rights granted under the Free Shares 2021-1 and Free Shares 2021 bis plans will vest on the date of the meeting of the board of directors whose agenda is the approval of the company's financial statements for the fiscal year ending December 31, 2023.

Rights granted under the Free Shares 2022 plan will vest one year from the grant, on December 8, 2023.

Final date for exercising share warrants. The Free Shares will expire on March 31, 2034 for the Free Shares 2021-1 and the Free Shares 2021 bis.

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